Contact

www.linkedin.com/in/clayton-
kern-6786223a (LinkedIn)
www.coolclay.info (Personal)

Top Skills

To many to list
Marine Biology
Research

Publications

Use of Sequencing Batch Reactor in
the Treatment of Shrimp Aquaculture
Wastewater

A Non-Mercury Thermometer
Alternative for Use in Older Melting
Point Apparatuses

Clayton Kern

Devoted Conservative Environmentalist, part neo-luddite, part techie.
Gloucester, Massachusetts, United States

Summary

Better the intertwining relationship between human kind and the
Earth we share.

Specialties: Jack of all trades, green technologies, sustainability
consultant, amateur photographer, aquaculture etc.

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Experience

North Shore Adventures LLC
Business Owner
February 2022 - Present (2 years 1 month)
Rockport, Massachusetts, United States

NORTH SHORE KAYAK OUTDOOR CENTER
Owner
2022 - Present (2 years)
Rockport, Massachusetts, United States

CoolClay's Fossil Expeditions
Owner and Operator
August 2004 - Present (19 years 7 months)
Pennsylvania and Maryland

Starting leading fossil tours during the summer of 2004. Since then I have
moved on, but continue to sell my popular Fossil Expedition self tour guide.

Kestrel Education Adventures
Naturalist and program instructor
March 2014 - 2017 (3 years)

AIS Inc
Fisheries Observer
September 2013 - 2015 (2 years)

Record data of what commercial fishing boats bring aboard, and collect
biological tissue samples for DNA analysis from some specimens.

Nicholls State University
Graduate Teaching Assistant
August 2011 - May 2013 (1 year 10 months)

Teach or assist in undergrad bio labs.

Guided Discoveries
Marine Science Instuctor
May 2008 - June 2011 (3 years 2 months)
Catalina Island, CA

Taught students all about the terrestrial life of Catalina island, and the ocean.

Installtech
Appliance Installer
April 2007 - August 2009 (2 years 5 months)

Installed household appliances.

Unity College
Peer Tutor
October 2004 - May 2008 (3 years 8 months)
Unity, ME

Helped students with their classes.

ITME
Student
2008 - 2008 (less than a year)

Ace Hardware
Jack of all Trades
March 2000 - September 2004 (4 years 7 months)
Manchester, PA

Everything, from assembling lawnmowers, to helping customers with projects, and occasionally running the register.

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Education

Nicholls State University
MS, Marine and Environmental Biology · (2011 - 2013)

Unity College
BA, Environmental Biology · (2004 - 2008)

unity college of maine

Environmental science · (2004 - 2008)